[Prudential Company Logo]	Brian N. Thomas Investment Vice President Prudential Capital Group 2200 Ross Avenue, Suite 4200E, Dallas, Texas 75201 Tel: 214 720-6275 Fax: 214 720-6299 brian.Thomas@prudential.com

June 29, 2005

Chesapeake Utilities Corporation
909 Silver Lake Blvd.
Dover, DE 19904

Attention: Beth Cooper
Assistant Vice President and Corporate Treasurer

Ladies and Gentlemen:

I am pleased to confirm the agreement in principle of Prudential Investment Management, Inc. and/or one or more accounts managed by it and/or its affiliates (collectively, "Prudential"), subject to the conditions set forth below, to purchase $20,000,000 principal amount of 5.50% Senior Notes due 2020 (the "Notes") of the Company. Prudential's agreement in principle to purchase the Notes will expire on the Cancellation Date. The principal terms to be contained in the Note Agreement (the "Note Agreement") and the Notes would be as outlined in the attached preliminary term sheet. Unless otherwise defined, capitalized terms used in this letter have the meanings described in Annex 1 which is attached hereto and incorporated herein by reference.

Prudential's purchase of the Notes would be subject to (a) authorization of such purchase by (or pursuant to authority delegated by) the Investment Committee of Prudential's Board of Directors, (b) Prudential and the Company reaching final agreement upon terms, conditions, covenants and other provisions satisfactory to Prudential to be included in the Note Agreement and the Notes and the other documents relating to the proposed financing, (c) satisfactory completion of Prudential's due diligence investigation (including investigation of the financial condition and prospects of the Company), (d) the absence of any material adverse change in the condition (financial or otherwise) or prospects of the Company, (e) payment to Prudential at closing of the structuring fee specified in the attached term sheet and (f) the satisfaction of Prudential Capital's Law Department with the documentation, proceedings, legal opinions and other matters in connection with the proposed financing.

On June 29th, 2005, the interest rate was fixed on all of the Notes. If the Company does not issue the Notes:

(a)	on or before December 28, 2006, the Company will pay Prudential the Rate Lock Delayed Delivery Fee, and

(b)	by the Cancellation Date for any reason, then on the Cancellation Date the Company will pay Prudential the Cancellation Payment described in the attached term sheet.

We intend to retain the law firm of Schiff Hardin LLP to act as our special counsel in connection with the proposed financing. In addition, we may determine that it is necessary to retain other consultants of our choice to advise us in connection with the proposed financing. We understand that the fees, charges and disbursements of our special counsel and other consultants will be paid by the Company whether or not the proposed financing closes. If the fees and expenses incurred exceed $25,000, the $15,000 Structuring Fee described in the term sheet will be reduced by 50% of the excess amount.

If the terms and conditions described above are acceptable to you, please so indicate by signing the enclosed copy of this letter in the place provided and returning the same to me.

Very truly yours,

PRUDENTIAL INVESTMENT
MANAGEMENT, INC.

By:___________________________
Vice President
Accepted and agreed to:

CHESAPEAKE UTILITIES CORPORATION

By:________________________________
Name:
Title:

ANNEX 1

DEFINITIONS

"Cancellation Date" means the earlier of (i) the date Prudential receives the Company's notice that it does not intend to issue the Notes (or the next business day if Prudential receives that notice after 4:00 p.m. Eastern time) and (ii) January 15, 2007.

"Rate Lock Delayed Delivery Fee" means the amount calculated as follows:

(BEY - MMY) x DTS/360 x Full Price;

where:

BEY means the bond equivalent yield of the Notes;

DTS, or Days to Settlement, means the number of days (a) from December 28, 2006, (b) to the date on which the Rate Lock Delayed Delivery Fee is to be paid pursuant to the terms of the Letter to which this Annex is attached;

MMY, or Money Market Yield, means the yield of an alternative investment selected by Prudential on the date Prudential receives notice of a delay in the closing of the financing having a maturity date approximately equal to the rescheduled closing date (a new alternative investment will be selected each time the closing is delayed); and

Full Price means (i) if the Notes are to be purchased at par, the principal amount of the Notes for which the rate was fixed or (ii) if the Notes are to be purchased at a premium or discount, the purchase price, including any accrued interest.

The Rate Lock Delayed Delivery Fee will never be less than zero and will be recalculated for the period following each delay of the closing date.

CONFIDENTIAL                                                                    June 29, 2005

Chesapeake Utilities Corporation
Senior Notes
Term Sheet

Issuer:   Chesapeake Utilities Corporation (the "Company").

Purchaser:   Prudential Investment Management, Inc. or its affiliates or investment funds or managed accounts ("Prudential").

Principal Amount:  $20 million (the “Notes”).

Type of Securities:  Private placement of senior unsecured notes.

Closing Date:  Approximately eight weeks from execution of a commitment letter.

Use of Proceeds:  The proceeds from the sale of the Notes will be used by the Company for capital expenditures and general corporate purposes.

Price:  100 (par)

Average Life:  Up to 10 years from the Funding Date.

Maturity:  Up to 14 years from the Funding Date.

Funding Date:  December 28, 2006.

Required Prepayments:  $2 million annually beginning December 28, 2011 through December 28, 2020.

Interest Rate:  149 basis points over the respective on-the-run or off-the-run U.S. Treasury Note or interpolated U.S. Treasury Note yield for the effective average life of the Notes, with interest payable quarterly in arrears. Indicative spreads at which Prudential would currently be interested in purchasing the Notes are as follows:

Average Life/Maturity From Funding	Credit Spread	Treasury Rate	Indicative Coupon
9.5 yrs / 14 yrs	149	4.01%	5.50%

Interest Rate:  Interest will be paid quarterly in arrears.

Funding:  In the event the Company fixes the interest rate, but fails to issue any Notes on the Funding Date, and either the Company notifies Prudential of its intention not to issue any Notes, or Prudential determines that the Company will not issue any Notes, then the Company shall immediately pay to Prudential a cancellation payment (the “Cancellation Payment”).

If the Company determines its will not issue any Notes before the Closing Date, the Company shall pay to Prudential a Cancellation Payment equal to the product of (a) the price increase determined by Prudential as the excess, if any, of the ask price of the Treasury Note(s) (the "Hedge Treasury Note") with the duration that most closely approximates the duration of the Notes proposed to be issued, on the date of cancellation, over the bid price of the Hedge Treasury Note on the date of the Acceptance, divided by such bid price, and (b) the principal amount of such Notes.

If the Company determines it will not issue any Notes after the Closing Date, the Company shall pay to Prudential a Cancellation Payment, for the Notes, equal to the greater of (i) $50,000 and (ii) the product of (a) the price increase determined by Prudential as the excess, if any, of the ask price of the Treasury Note(s) (the "Hedge Treasury Note") with the duration that most closely approximates the duration of the Notes proposed to be issued, on the date of cancellation, over the bid price of the Hedge Treasury Note on the date of the Acceptance, divided by such bid price, and (b) the principal amount of such Notes.

If after the Company fixes the interest rate, the funding fails to occur on or before the Funding Date, a Delayed Delivery Fee (the "Delayed Delivery Fee") shall be charged to the Company to offset Prudential's hedging costs and to preserve its anticipated yield. The Delayed Delivery Fee shall be determined by Prudential as the product of (i) the bond equivalent yield of the Notes proposed to be issued minus the bond equivalent yield of high grade commercial paper selected by Prudential with a maturity date approximately equal to the new funding date, (ii) the principal amount of the Notes proposed to be issued, and (iii) a fraction the numerator of which is equal to the number of days from the originally scheduled Funding Date to the day the fee is paid and the denominator of which is 360.

If Company satisfies all Conditions Precedent to the purchase of Notes and Prudential refuses to purchase Notes, no Cancellation Payment or Delayed Delivery Fee will be paid.

Structuring Fee:  A structuring fee of $15,000 will be paid by the Company to Prudential on the Closing Date. The structuring fee will be subject to reduction by an amount equal to 50% of the fees and expenses of Prudential's special legal counsel in excess of $25,000.

Optional Prepayments:  The Notes may be prepaid, at the option of the Company, in whole or in part (in a minimum amount of $1,000,000 and integral multiples of $100,000), on any interest payment date, at par plus accrued interest and a Yield-Maintenance Amount equal to the excess, if any, of (a) the net present value of the future debt service (principal plus interest) on the Notes being redeemed, discounted at a rate equal to the sum of 50 bps and the current yield on the U.S. Treasury Note(s) having a maturity comparable to the weighted average life remaining on such Notes over (b) the principal amount of the Notes being prepaid plus interest accrued thereon to the date of prepayment. The difference between such price and the par value being the "Yield- Maintenance Amount".

Conditions Precedent: The conditions precedent to funding would be typical for transactions of this type and will be the same as those contained in the Company’s Note Purchase Agreement dated October 31, 2002 (the “Existing Agreement”) except to the extent additional conditions are required to take into account the delayed funding on the Funding Date.

Covenants:  Covenants of the Company will be the same as those contained in the Existing Agreement and include terrorism sanction covenants.

Events of Default:  Events of Default will be the same as those contained in the Existing Agreement.

Remedies Upon Default:  Remedies Upon Default will be the same as those contained in the Existing Agreement.

Representations and Warranties:  Customary for an agreement of this nature and will be the same as those contained in the Existing Agreement, including absence of material adverse change and such other representations and warranties required for terrorism sanctions regulations and the delayed issuance of Notes.

Expenses:  The Company shall pay all legal and other out-of-pocket expenses of the Purchasers, including the fees and expenses of special counsel and local counsel and travel and lodging expenses of the Purchasers.

Governing Law:  State of New York.